SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Warren Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

93564A100

(CUSIP Number)

Lance Peterson

333 Perry Street

Suite 250

Castle Rock, Colorado 80104

(303) 688-3130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 93564A100	Page 2 of 7

1	Name of Reporting Person Citrus Energy Corporation
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 6,666,667
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 6,666,667
	10	Shared Dispositive Power:
11	Aggregate Amount Beneficially Owned by each Reporting Person: 6,666,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.3%
14	Type of Reporting Person CO

CUSIP No. 93564A100	Page 3 of 7

SCHEDULE 13D

Item 1. Security and Partnership.

This Statement is being filed with respect to common stock, par value $0.0001 (“common stock”), of Warren Resources, Inc. (“Warren”). The address of the principal executive offices of Warren is 1114 Avenue of the Americas, 34th Floor, New York, New York 10036.

Item 2. Identity and Background

(a) This Statement is filed by Citrus Energy Corporation, a Colorado corporation (“CEC”).

(b) The principal business address of CEC is 333 Perry Street, Suite 250, Castle Rock, Colorado 80104.

(c) The principal business of CEC is the exploration and development of oil and gas plays in Oklahoma, Pennsylvania and Texas.

(d) CEC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) CEC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of CEC (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the CEC’s knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of CEC has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

On July 6, 2014, Warren entered into the Purchase and Sale Agreement (the “Asset Purchase Agreement”) with Citrus Energy Appalachia, LLC, a Delaware limited liability company (“CEA”), TLK Partners, LLC (“TLK”), and Troy Energy Investments, LLC (“TEI” and together with CEA and TLK, “Seller”), and joined in for certain purposes by CEC, pursuant to which Warren agreed to acquire substantially all of Seller’s assets in the Marcellus Shale in Wyoming County, Pennsylvania (the “Marcellus Assets”) for an aggregate purchase price of approximately $352.5 million, subject to adjustments as provided in the Asset Purchase Agreement (the “Acquisition”). Under the terms of the Asset Purchase Agreement, the total purchase price consists of $312.5 million of cash and $40 million of Warren common stock priced at $6.00 per share (the “Stock Consideration”).

On August 11, 2014, Warren and Seller entered into an Amendment to the Asset Purchase Agreement (the “APA Amendment”), which provides for, among other things, correction of TLK’s name as listed in the Asset Purchase Agreement and correction of the entity that will receive the Stock Consideration payable under the Asset Purchase Agreement from CEA to CEC. On August 11, 2014, Warren completed the acquisition.

References to, and descriptions of, the Asset Purchase Agreement and the APA Amendment as set forth in this Item 3 are qualified in their entirety by reference to the Asset Purchase Agreement and APA Amendment filed as Exhibits 2.1 and 2.2, respectively to Warren’s Current Report on Form 8-K filed with the Commission on August 12, 2014, which Exhibits 2.1 and 2.2 are incorporated in their entirety in this Item 3.

CUSIP No. 93564A100	Page 4 of 7

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4, as applicable, and the transactions described therein represent the event that triggers the requirement of filing this Schedule 13D.

CEC acquired the common stock reported herein solely for investment purposes as partial consideration for the assets and operations acquired by Warren pursuant to the Asset Purchase Agreement and the APA.

The following describes plans or proposals that CEC may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) CEC intends to distribute the common stock reported herein to its stockholders within the next 12 months.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of common stock beneficially owned by CEC (on the basis of a total of 73,893,826 shares of common stock issued and outstanding as of August 8, 2014) are as follows:

(a) Amount beneficially owned: 6,666,667 shares	Percentage: 8.3%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 6,666,667 shares

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 6,666,667 shares

iv.	Shared power to dispose or to direct the disposition of: 0

(c) Except as described in Item 3 above or elsewhere in this Statement, neither CEC nor, to CEC’s knowledge, the Covered Persons have effected any transactions in the common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 93564A100	Page 5 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 11, 2014, in connection with the closing of the Acquisition and the issuance by Warren of 6,666,667 shares of its common stock (the “Shares”) to CEC, Warren entered into a Registration Rights Agreement (the “Common Stock Registration Rights Agreement”), dated August 11, 2014, by and between Warren and CEC. Pursuant to the Common Stock Registration Rights Agreement, Warren will use its reasonable best efforts to (i) file a resale registration statement with respect to all of the Shares by the later of thirty (30) days following the closing date (the “Closing Date”) and ten (10) business days after Warren’s receipt of the required financial statements of CEC and TLK for the quarter ended June 30, 2014, and (ii) cause such resale registration statement to become or be declared effective no later than ninety (90) days following the Closing Date. In limited circumstances, CEC will have piggyback registration rights as detailed in the Common Stock Registration Rights Agreement.

The rights granted pursuant to the Common Stock Registration Rights Agreement may be assigned by CEC without Warren’s consent to a transferee of the Shares.

The description of the Common Stock Registration Rights Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreement, filed as Exhibit 4.1 to Warren’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2014, which Exhibit 4.1 is incorporated in its entirety in this Item 6.

Effective August 11, 2014, Lance Peterson, CEO, President and a member of the board of directors of CEC, was appointed to the board of directors of Warren.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Registration Rights Agreement, dated as of August 11, 2014, between Warren Resources, Inc. and Citrus Energy Corporation (attached as Exhibit 4.1 to Warren’s Current Report on Form 8-K (File No. 000-33275) filed with the Commission on August 12, 2014 and incorporated herein by reference).

Exhibit B	Purchase and Sale Agreement, dated as of July 6, 2014, by and among Citrus Energy Appalachia, LLC, TLK Partners, LLC and Troy Energy Investments, LLC, as Seller, and Warren Resources, Inc., as Buyer, and joined in for certain limited purposes by Citrus Energy Corporation (attached as Exhibit 2.1 to Warren’s Current Report on Form 8-K (File No. 000-33275) filed with the Commission on August 12, 2014 and incorporated herein by reference).

Exhibit C	Amendment to Purchase and Sale Agreement, dated as of August 11, 2014, by and among Citrus Energy Appalachia, LLC, TLK Partners, LLC and Troy Energy Investments, LLC, as Seller, and Warren Resources, Inc., as Buyer, and joined in for certain limited purposes by Citrus Energy Corporation (attached as Exhibit 2.2 to Warren’s Current Report on Form 8-K (File No. 000-33275) filed with the Commission on August 12, 2014 and incorporated herein by reference).

CUSIP No. 93564A100	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2014	CITRUS ENERGY CORPORATION

	By:	/s/ Lance Peterson
	Name:	Lance Peterson
	Title:	CEO and President

CUSIP No. 93564A100	Page 7 of 7

EXHIBIT INDEX

Exhibit A	Registration Rights Agreement, dated as of August 11, 2014, between Warren Resources, Inc. and Citrus Energy Corporation (attached as Exhibit 4.1 to Warren’s Current Report on Form 8-K (File No. 000-33275) filed with the Commission on August 12, 2014 and incorporated herein by reference).

Exhibit B	Purchase and Sale Agreement, dated as of July 6, 2014, by and among Citrus Energy Appalachia, LLC, TLK Partners, LLC and Troy Energy Investments, LLC, as Seller, and Warren Resources, Inc., as Buyer, and joined in for certain limited purposes by Citrus Energy Corporation (attached as Exhibit 2.1 to Warren’s Current Report on Form 8-K (File No. 000-33275) filed with the Commission on August 12, 2014 and incorporated herein by reference).

Exhibit C	Amendment to Purchase and Sale Agreement, dated as of August 11, 2014, by and among Citrus Energy Appalachia, LLC, TLK Partners, LLC and Troy Energy Investments, LLC, as Seller, and Warren Resources, Inc., as Buyer, and joined in for certain limited purposes by Citrus Energy Corporation (attached as Exhibit 2.2 to Warren’s Current Report on Form 8-K (File No. 000-33275) filed with the Commission on August 12, 2014 and incorporated herein by reference).

Schedule I

Directors of Citrus Energy Corporation

Lance Peterson

c/o Citrus Energy Corporation

333 Perry Street, Suite 250, Castle Rock, Colorado 80104

Principal Occupation: CEO, President and Director of Citrus Energy Corporation

Citizenship: USA

Amount beneficially owned: 0 shares	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0 shares

ii.	Shared power to vote or to direct the vote: 0 shares

iii.	Sole power to dispose or to direct the disposition of: 0 shares

iv.	Shared power to dispose or to direct the disposition of: 0 shares

David Oberbrockling

c/o Citrus Energy Corporation

333 Perry Street, Suite 250, Castle Rock, Colorado 80104

Principal Occupation: Vice President and Director of Citrus Energy Corporation

Citizenship: USA

Amount beneficially owned: 0 shares	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0 shares

ii.	Shared power to vote or to direct the vote: 0 shares

iii.	Sole power to dispose or to direct the disposition of: 0 shares

iv.	Shared power to dispose or to direct the disposition of: 0 shares

Sharon Alexander

c/o Citrus Energy Corporation

333 Perry Street, Suite 250, Castle Rock, Colorado 80104

Principal Occupation: Chief Financial Officer and Director of Citrus Energy Corporation

Citizenship: USA

Amount beneficially owned: 4,926 shares	Percentage: Less than 1%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 4,926 shares

ii.	Shared power to vote or to direct the vote: 0 shares

iii.	Sole power to dispose or to direct the disposition of: 4,926 shares

iv.	Shared power to dispose or to direct the disposition of: 0 shares

Executive Officers of Citrus Energy Corporation

Lance Peterson

(see above)

David Oberbrockling

(see above)

Sharon Alexander

(see above)